Santiago, September 30, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Information on decision to increase provision for dividends.

Mrs. President
In accordance with the provisions of articles 9 and 10 of Law No. 18,045, and other relevant regulations, Banco Santander-Chile (hereinafter also the “Bank”) informs that, considering the current capital situation and the prospects future of the Bank, it is estimated that the dividend to be paid next year will be equivalent to 70% of the profits for fiscal year 2024, the Board of Directors of the Bank in today's session has agreed to make use of the power granted by the last Ordinary Shareholders' Meeting of the Bank, to increase the provision for dividends up to 70% of the accumulated profits as of September of this year, and apply that same percentage to the future months of 2024. This is without prejudice to the evaluation of this percentage that the Board of Directors will carry out quarterly.

Banco Santander-Chile complies with making this situation known to the market, in compliance with the information duties that assist it.

Sincerely,

    Román Blanco Reinosa
    Chief Executive Officer

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